EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill Partner	Direct Dial: (212) 561-3604

June 12, 2012

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:
Yakun International Investment & Holding Group,
formerly Rhino Productions, Inc.
Amendment No. 2 to Current Report on Form 8-K
Filed April 20, 2012
Annual Report on Form 10-K for Fiscal Year ended December 31, 2011 Filed March 30, 2012
File No. 001-34210

Dear Mr. Schwall:

On behalf of our client, Yakun International Investment & Holding Group, a Nevada corporation (the “Company”), formerly Rhino Productions, Inc., I am submitting this letter in response to the Staff’s letter of comment dated May 9, 2012 on the Company’s Current Report on Form 8-K/A (Amendment No. 2) filed on April 20, 2012 with respect to the acquisition of Vast Glory Holdings Limited and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 30, 2012 (the “2011 Form 10-K”).

Our responses below have been numbered to correspond to the Staff’s comments.  Amendments to the Form 8-K, Form 10-Q for the quarter ended September 30, 2011 and 2011 Form 10-K which respond to the Staff’s comments have been filed contemporaneously with this letter.

Amendment No. 2 to Current Report on Form 8-K, filed April 20, 2012

Risk Factors, page 15

1.
We note your response to prior comment 11 in our letter dated January 19, 2012 does not appear to confirm that you will evaluate the factors discussed in your revised disclosure in future conclusions on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K. We reissue this portion of our prior comment.

Response:  The Company confirms that it will evaluate the factors discussed in its revised disclosure in the Form 8-K/A (Amendment No.2) in future conclusions on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K. As indicated below, after conducting such evaluation, the Company has concluded that its disclosure controls and procedures and controls over financial reporting were not effective at September 30, 2011, December 31, 2011 and March 31, 2012, and has amended Part I, Item 4 of its Form 10-Q for the quarter ended September 30, 2011 and Item 9A of its 2011 Form 10-K accordingly. The same conclusion has been expressed in Part I, Item 4 of the Company’s Form 10-Q for the quarter ended March 31, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 38

2.
We note you have concluded your disclosure controls and procedures are effective. We also note your response dated April 20, 2012 which discloses you will revise your Form 10-Q for the quarter ended September 30, 2011 to state your disclosure controls and procedures were not effective. Please tell us in detail how you have concluded that your disclosure controls and procedures were effective at December 31, 2011 and disclose the specific remediation efforts taken, if any, from September 30, 2011 through December 31, 2011. Alternatively, please revise your Form 10-K for the fiscal year ended December 31, 2011 regarding the effectiveness of your disclosure controls and procedures.

Response: Item 9A of the amendment to the 2011 Form 10-K has been revised to state that the Company’s disclosure controls and procedures were not effective at December 31, 2011.

Management’s Annual Report on Internal Control over Financial Reporting, page 38

3.
We note you have concluded your internal controls over financial reporting were effective as of December 31, 2011. In connection with your response to the preceding comment regarding disclosure controls and procedures, please tell us how you have concluded your internal controls are effective. Alternatively, please revise your Form 10- K for the fiscal year ended December 31, 2011 regarding the effectiveness of your internal controls over financial reporting.

Response:  Item 9A of the amendment to the 2011 Form 10-K has been revised to state that the Company’s controls over financial reporting were not effective at December 31, 2011.

4.
Please revise your disclosure to include a statement that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting and that management’s report was not subject to attestation by your registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report. Refer to Item 308 of Regulation S-K.

Response:  Item 9A of the amendment to the 2011 Annual Report has been revised in response to this comment; however, we note that as indicated in Securities Act Release 33-9142 (September 15, 2010), non-accelerated filers are no longer required to provide an attestation report of their registered public accountant firm with respect to their management’s report on controls over financial reporting in their annual reports filed with the Commission.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc: A.N. Parker
      Ethan Horowitz
      Robert Carroll
      Caroline Kim, Esq.
      Laura Nicholson, Esq.